APPENDIX IV - 24

LIST OF FUNDS

SERVICES & FEES

This Appendix IV –24 is part of the Fund Services Agreement between the Trust and Gemini Fund Services, LLC.  Set forth below are the Services elected by the Fund(s) identified on this Appendix IV –24 along with the associated Fees.

EFFECTIVE DATE

The Effective Date for the Funds set forth on this Appendix IV -24 shall be upon commencement of operations.

COVERED FUNDS

The Funds to be covered under this Agreement include:

Fund Name	Board Approval Date
Even Keel Managed Risk Fund	July 29, 2014
Even Keel Opportunities Managed Risk Fund	July 29, 2014
Even Keel Explorer Managed Risk Fund	July 29, 2014
Even Keel Traveler Managed Risk Fund	July 29, 2014

Funds listed above with the same investment adviser are collectively referred to as a “fund family”

SELECTED SERVICES and FEES

The Fund(s) shall pay to GFS 25 basis points or 0.25% on the aggregate net assets of each fund family up to $1 billion, 10 basis points or 0.10% on the aggregate net assets of each fund family from $1 billion to $2 billion and 7 basis points or 0.07% on the aggregate net assets of each fund family above $2 billion (basis point fees will be calculated based upon the aggregate average net assets of a fund family for the previous month) for all operational services, including, but not limited to Fund Accounting, Fund Administration, Transfer Agency, Legal Fees, Audit Fees, Compliance Services and Custody Fees.

GFS will waive 5 basis points or 0.05% on the aggregate net assets of each fund family up to $1 billion for the twelve (12) month period ending November 21, 2015.

Additional and/or Optional Services

Web Package Fees:

Check this box for Shareholder Desktop Web Package (described below)

$4,000.00 initial installation charge

$2,000.00 annual maintenance (invoiced annually in advance)

Check this box for Shareholder Desktop Online New Accounts (described below)

$2,500.00 initial installation charge

$2.50 per new account fee

Check this box for Fund Data Web Package (described below)

$3,000.00 initial installation charge

$1,500.00 annual maintenance (invoiced annually in advance)

Additional Charges:

a.

Transfer Agency De-Conversion fee.  Each Fund shall pay a Transfer Agency record data de-conversion fee in the amount of $15,000.00 upon a cancellation or termination of this Agreement for any reason other than liquidation of the Fund.

b.

Rule 22c-2 compliance fee.  The Funds shall pay a $100.00 monthly administration fee for Rule 22c-2 compliance per fund family, plus an additional monthly fee of $25.00 per Fund.

Special Reports/Programming Fees

All special reports analyses and/or programming requested by a Fund or the Trust under this Agreement shall be subject to an additional programming charge, agreed upon in advance, based upon the following rates:

GFS Senior & MIS Staff	$200.00 per hour
GFS Junior Staff	$100.00 per hour

(Signatures on next page)

The parties hereto agree to the Services and associated fees for the Fund(s), effective as set forth in this Appendix IV to the Fund Services Agreement.

NORTHERN LIGHTS FUND TRUST II

GEMINI FUND SERVICES, LLC

By:

/s/ Kevin Wolf

             By:  /s/ Andrew Rogers

Kevin Wolf

            Andrew Rogers

           President

            Chief Executive Officer

The undersigned investment adviser hereby acknowledges and agrees to the terms of this Fund Services Agreement.

Milliman Financial Risk Management, LLC

71 S. Wacker Drive, 31st Floor

Chicago, IL 60606.

By: /s/ Kenneth P. Mungan

Name: Kenneth P. Mungan

Title:   Principal